NATIONAL AMERICAN UNIVERSITY 5301 S. Highway 16 | Rapid City, SD 57701

June 30, 2015

VIA EDGAR

Larry Spirgel
Assistant Director
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE:	National American University Holdings, Inc.
Form 10-K for the year ended May 31, 2014
File No. 001-34751

Dear Mr. Spirgel:

National American University Holdings, Inc. (the “Company,” or “our”) is electronically transmitting hereunder our response to the Staff’s follow-up oral comment of June 29, 2015, to our response, dated June 17, 2015, to the Staff’s April 22, 2015 comment letter, with respect to our Form 10-K for fiscal year ended May 31, 2014, filed on August 8, 2014.

In response to the Staff’s oral comment, the Company hereby confirms that it will include in the “Summary of Significant Accounting Policies” section of its future filings the Company’s methodology used with respect to revenue recognized in conjunction with students who withdraw during a term.
_____________________

In connection with the Staff’s comments, the Company confirms that it will comply with the Staff’s comments above in future filings and acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact me at (605) 721-5220.

Very truly yours,

/s/ Ronald L. Shape
Ronald L. Shape, Ed. D.
Chief Executive Officer